

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2015

TerraForm Power, Inc.
Alejandro Hernandez
Executive Vice President and Chief Financial Officer
7550 Wisconsin Avenue, 9th Floor
Bethesda, Maryland 20814

> **Re: TerraForm Power, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 13, 2015**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed May 7, 2015**
> **File No. 001-36542**
> **Registration Statement on Form S-1**
> **Filed May 8, 2015**
> **File No. 333-204033**

Dear Hernandez:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 6. Selected Financial Data, page 65

1. Please disclose cash dividends declared per Class A common share. Refer to Item 301 of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk, page 86

2. Please revise your future filings to provide the quantitative disclosures required by Item 305(a) of Regulation S-K for your foreign currency exchange risk or explain to us why this disclosure is not necessary.

3. Acquisitions

Capital Dynamics, page 108

3. Please tell us how you determined that it was not necessary to provide audited financial statements of Capital Dynamics in accordance with Rule 3-05 of Regulation S-X. Please provide us with your calculations pursuant to Rule 3-05(b)(2) and Rule 1-02(w) of Regulation S-X.

6.Intangible Assets, page 112

4. Please explain to us and disclose under what circumstances amortization of the PPA intangible asset would be recorded as a reduction of energy revenue versus depreciation, accretion and amortization expense.

Form 10-Q for the Quarterly Period Ended March 31, 2015

4. Acquisitions

Acquisition Accounting, page 14

5. Property, plant and equipment, net was stated at $929 million in First Wind Operating Entities December 31, 2014 historical financial statements contained in a Form 8-K filed April 30, 2015. The preliminary fair value for such assets was stated at $803 million per this footnote. Please advise what events transpired between December 31, 2014 and March 31, 2015 that resulted in the reduced basis of property, plant and equipment. A summary of the closing predecessor balance along with the related fair value adjustments as of March 31, 2015 would be useful to our understanding. If a material portion of the reduction was due to a purchase price adjustment, explain to us the events that caused the substantial "step-down" of the acquired property and equipment. To the extent such assets were constructed and valued at "cost to build" please explain whether the costs to build such type of assets have decreased since construction. To the extent such assets were deemed to have a fair value less than predecessor basis, please tell us whether the acquired company had evaluated property and equipment for impairment for any recent period prior to your acquisition of such assets and the results of such evaluation. If no such evaluation was made, please explain the reason(s). Lastly, please explain to us in

detail the methodology by which you determined the fair value of the acquired property and equipment and whether your methodology may have differed from that employed by the predecessor management. We may have further comment after reviewing your response.

6. Please explain to us how you determined the fair value of the power purchase agreement(s) (PPAs) acquired in the First Wind acquisition and the extent to which such agreements were valued with or apart from the related property plant and equipment. Please additionally tell us whether such agreements had any cost basis in the predecessor financial statements.   Lastly, explain to us the nature and composition of "other" assets and explain how you determined the fair value these assets. In this regard, a summary of the closing predecessor balance along with the related fair value adjustments as of March 31, 2015 and a description would be useful to our understanding.

7. Tell us and disclose in future filings, the valuation technique(s) and significant inputs used to measure the fair value of the First Wind non-controlling interest of $121 million. Refer to paragraph ASC 805-20-50-1e.2.

Registration Statement on Form S-1 filed May 8, 2015

8. A review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2014 and your quarterly report on Form 10-Q for the quarterly period ended March 31, 2015, which you incorporate by reference into this registration statement. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K and Form 10-Q reviews. Please confirm your understanding in this regard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, the Securities Exchange Act of 1934, and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, or Lilyanna Peyser, Special Counsel, at 202-551-3222 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant